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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A
                                 (RULE 13d-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                       MAIN STREET RESTAURANT GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                    560345308
                                 (CUSIP NUMBER)

                              BRADFORD L. HONIGFELD
                                78 OKNER PARKWAY
                              LIVINGSTON, NJ 07039

                                    COPY TO:
                               BLAKE HORNICK, ESQ.
                        PRYOR CASHMAN SHERMAN & FLYNN LLP
                                 410 PARK AVENUE
                               NEW YORK, NY 10022
                                 (212) 326-0133
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                OCTOBER 12, 2005
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1    NAME OF REPORTING PERSONS
     Bradford L. Honigfeld

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*                                                  BK and OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e) [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
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               7    SOLE VOTING POWER

                    2,260,802
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  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,260,802
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,260,802
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.32%
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14   TYPE OF REPORTING PERSON*

     IN
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                             INTRODUCTORY STATEMENT

     This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 29, 2005 (the "Schedule 13D"), by Mr. Bradford L. Honigfeld, the owner, developer and operator, through affiliated entities, of fast-food restaurants (Wendy's), casual dining restaurants (T.G.I. Friday's) and limited service hotels, with respect to the common stock, par value $.001 per share (the "Common Stock"), of Main Street Restaurant Group, Inc., a Delaware corporation (the "Issuer").

     All capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed thereto in the Schedule 13D. Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following thereto:

     On June 16, 2005, Mr. Honigfeld purchased 81,600 shares of Common Stock in an open market transaction at an aggregate purchase price of approximately $266,832. Mr. Honigfeld purchased such shares of Common Stock using his own available funds.

     Item 3 of the Schedule 13D is hereby further amended as follows: By replacing the number 488,277 in clause (i) of the first sentence of the first paragraph of such item with the number 489,906.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Mr. Honigfeld acquired the Common Stock to which this Amendment and the
Schedule 13D relate for the purpose of acquiring a significant equity position in the Issuer.

     On October 12, 2005, Mr. Honigfeld presented a letter to the Board of Directors of the Issuer setting forth an offer pursuant to which Mr. Honigfeld and/or his affiliates would purchase all of the issued and outstanding shares of Common Stock not currently owned by Mr. Honigfeld (assuming full conversion or cancellation of all securities convertible or exercisable for Common Stock) for a purchase price of $5.75 per share of Common Stock, payable in cash (the "Offer"). Mr. Honigfeld anticipates that the funds to consummate the Offer primarily would be obtained by him through Jefferies Funding LLC. The letter presented by Mr. Honigfeld to the Board of Directors of the Issuer is attached hereto as Exhibit 1 and the financing commitment letter issued by Jefferies Funding LLC is attached hereto as Exhibit 2.

     The Offer is conditioned upon and subject to: (i) the completion of a thirty (30) day due diligence review of the Issuer; (ii) the redemption by the Board of Directors of the Issuer, effective upon the consummation of the Offer, of the stockholder rights plan described in the Issuer's Current Report on Form 8-K filed with the SEC on May 26, 2005; (iii) the waiver by the Board of Directors of the Issuer of the applicable provisions of Section 203 of the Delaware General Corporation Law; (iv) the negotiation, execution and delivery of a definitive merger


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agreement, in mutually satisfactory form; (v) the requisite approval, if any, by any governmental or regulatory agencies to the Offer and the obtaining of all other necessary and agreed upon material third party consents, including, without limitation, any franchisor or liquor license consents; (vi) the execution of irrevocable agreements by certain stockholders of the Issuer to vote and/or consent to the terms of the Offer, and to tender their shares of Common Stock into a tender offer, if applicable; and (vii) the closing of the financing necessary to consummate the Offer. The financing is subject to various customary closing conditions as more fully set forth in Exhibit 2 hereto.

     At this time, no definitive agreement between Mr. Honigfeld and the Issuer concerning the Offer has been reached and there can be no assurance that a definitive agreement will be reached or that such an agreement, if reached, will be consummated. Mr. Honigfeld anticipates that discussions between him and management of the Issuer with respect to the Offer will be ongoing, and that transactions relating to the Offer may take place at any time with or without prior notice. Mr. Honigfeld will not decide as to the specific means of proceeding with the Offer until after discussions with the Issuer have taken place.

     The possible activities of Mr. Honigfeld with respect to the Offer and his holdings in the Issuer are subject to change at any time depending upon, without limitation, the price and availability of the Common Stock, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant. Mr. Honigfeld has engaged, and may in the future engage, legal and other advisors to assist him in evaluating the Offer and/or strategic alternatives that are or may become available with respect to his holdings in the Issuer. Mr. Honigfeld may elect at any time not to pursue the Offer for any reason or for no reason at all.

     Except as may develop with respect to the Offer, Mr. Honigfeld intends to review his holdings in the Issuer on a continuing basis and, depending upon, without limitation, the price and availability of the Common Stock, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic considerations, tax considerations and other factors deemed relevant, may at any time (as permitted by applicable law) acquire through open market purchases or otherwise additional shares of Common Stock; sell shares of Common Stock through the open market or otherwise; engage or participate in discussions with the Issuer's management and/or other stockholders of the Issuer; or engage in a transaction or series of transactions with the purpose or effect of acquiring or influencing control of the Issuer. Such discussions or transactions may take place at any time with or without prior notice and may include, without limitation, entering into one or more privately negotiated acquisitions of additional shares of Common Stock, making a tender offer for some or all of the Common Stock, waging a proxy contest for control of the Board of Directors of the Issuer or taking other actions that could have the purpose or effect of directly or indirectly acquiring or influencing control of the Issuer.

     Alternatively, on September 6, 2005 the Issuer filed a Registration Statement on Form S-3 with the SEC registering for resale 1,689,296 shares of the Common Stock held by Mr. Honigfeld. Mr. Honigfeld reserves the right at any time to determine not to pursue the Offer, and thereafter to either hold his position in the Issuer or to sell all or a portion thereof.

     Mr. Honigfeld previously had discussions with fewer than 10 stockholders of the Issuer concerning acquisitions of the Common Stock. However, except for the agreement between Mr. Honigfeld and Seller, no arrangements, agreements or understandings were made or reached in connection therewith.


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     Except as set forth in this Amendment, Mr. Honigfeld has no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) Mr. Honigfeld has acquired and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, beneficially owns 2,260,802 shares of Common Stock, representing approximately 13.32% of the outstanding shares of Common Stock of the Issuer.(1)

     (b) Mr. Honigfeld has sole power to vote and to dispose of 2,260,802 shares of Common Stock.

     (c) None.

     (d) Inapplicable.

     (e) Inapplicable.

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(1)  For purposes of calculating the percentage of ownership of Common Stock held by Mr. Honigfeld, the Issuer is deemed to have 16,967,509 shares of Common Stock outstanding, as reported in its Quarterly Report on Form 10-Q filed on August 10, 2005.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1: Letter dated October 12, 2005 from Mr. Honigfeld to the Board of
                Directors of the Issuer.

     Exhibit 2: Financing Commitment Letter, dated October 12, 2005, issued by
                Jefferies Funding LLC, and associated Term Sheets.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2005


                                        /s/ Bradford L. Honigfeld
                                        ----------------------------------------
                                        Name: Bradford L. Honigfeld


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